P.E. 1/31/02 943399

02012907

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2002
167

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

ROBOGROUP T.E.K. LTD.

(formerly known as ESHED ROBOTEC (1982) LIMITED)
(Name of Registrant)

PROCESSED
FEB 13 2002
THOMSON FINANCIAL

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ROBOGROUP T.E.K. LTD.
(formerly known as ESHED ROBOTEC (1982) LIMITED)

6-K Items

1. Press Release dated January 31, 2002.

ITEM 1

Thursday January 31, 9:58 am Eastern Time
Press Release

SOURCE: RoboGroup T.E.K. Ltd.

RoboGroup Announces New Relationship with David Israel-Rosen

ROSH HA'AYIN, Israel, Jan. 31 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - news), today announced that following its shareholders meeting in December, the Company and David Israel-Rosen have agreed to work together on initiatives to improve shareholder value in RoboGroup when mutually beneficial.

The Company and Mr. Israel-Rosen will, when opportunities arise, work together on new initiatives. The arrangement between the parties is not contractual and there are no current understandings with respect to compensation. Any future cooperative relationships will be subject to both parties' agreement.

Rafael Aravot, Chairman and CEO of RoboGroup stated that management was pleased to resolve its relationship with Mr. Israel-Rosen and hoped that any future joint cooperation would be successful.

``I am delighted to join forces with RoboGroup's management in a positive and productive manner in order to enhance the value of the Company," commented Mr. Israel-Rosen.

RoboGroup engages in three business sectors. The first focuses on high tech ventures such as Memcall (www.memcall.com), a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology and e-Learning. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls and robots. The third sector is devoted to RoboGroup's learning products. RoboGroup is a world leader in automation training. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. For more information, visit www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

SOURCE: RoboGroup T.E.K. Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.
(formerly known as ESHED ROBOTEC (1982) LIMITED

By: /s/ Rafael Aravot
Rafael Aravot
Chief Executive Officer

Dated: January 31, 2002